RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

RISKS ASSOCIATED WITH REAL ESTATE INDUSTRY

SPECULATIVE NATURE OF REAL ESTATE INVESTING: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

ENVIRONMENTAL RISKS: The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA COMPLIANCE: The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

REGULATION AND ZONING: Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

CASUALTY LOSSES: A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

ILLIQUIDITY OF REAL ESTATE: Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

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PROPERTY VALUES COULD DECREASE: The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

INABILITY TO ATTRACT BUYERS: The Company will face significant challenges attracting qualified buyers. These challenges could include:

- Competition from other sellers

- Changes in economic conditions could reduce demand

- The market value of property in the neighborhood may change

- The company might have to add additional features to the property to remain competitive

- The completed homes may not sell as quickly as estimated

RISKS ASSOCIATED WITH DEVELOPMENT AND CONSTRUCTION: The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

LIABILITY FOR PERSONAL INJURY: The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

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RISKS COMMON TO COMPANIES ON THE PLATFORM GENERALLY

RELIANCE ON MANAGEMENT: Under our Operating Agreement, investors will not have the right to participate in the management of the Company. Instead, Jonathan Tate will manage all aspects of the Company and its business. Furthermore, if Jonathan Tate or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

INABILITY TO SELL YOUR INVESTMENT: The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

WE MIGHT NEED MORE CAPITAL: We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT OUR BUSINESSES: Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

NO REGISTRATION UNDER SECURITIES LAWS: Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION: Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION: We will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and we are allowed to stop providing annual information in certain circumstances.

BREACHES OF SECURITY: It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

UNINSURED LOSSES: We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

UNRELIABLE FINANCIAL PROJECTIONS: We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

LIMITS ON LIABILITY OF COMPANY MANAGEMENT: Our Operating Agreement limits the liability of management, making it difficult or impossible for investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

CHANGES IN LAWS: Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

CONFLICTS OF INTEREST: In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

YOUR INTERESTS AREN'T REPRESENTED BY OUR LAWYERS: We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

RISKS ASSOCIATED WITH EQUITY SECURITIES

EQUITY COMES LAST IN THE CAPITAL STACK: You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well, but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the company will be the next Facebook, but face the risk that it will be the next Theranos.

POSSIBLE TAX COST: The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

YOUR INTEREST MIGHT BE DILUTED: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS: If the Company needs more capital in the future and sells stock to raise that capital, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

OUR COMPANIES WILL NOT BE SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES: Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

RISKS ASSOCIATED WITH DEBT SECURITIES

YOU HAVE NO UPSIDE: You are investing in a "debt" security, meaning you will be a creditor of the Company, not an owner. As a creditor, the most you can hope to receive is your money back plus interest. You cannot receive more than that even if the company turns into the next Facebook.

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YOU DO HAVE A DOWNSIDE: Conversely, if the Company loses enough value, you could lose some or all of your money.

SUBORDINATION TO RIGHTS OF OTHER LENDERS: Even though you will be a creditor of the Company, you will have a lower priority than some other lenders, like banks or leasing companies. In the event of bankruptcy, they would have the right to be paid first, up to the value of the assets in which they have security interests, while you would only be paid from the excess, if any.

LACK OF SECURITY: Even though you will be a creditor of the Company, your debt will not be secured.

ISSUERS TYPICALLY WILL NOT HAVE THIRD PARTY CREDIT RATINGS: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to debt issuers. These ratings are intended to help investors gauge the ability of the issuer to repay the loan. Our Company has not been rated by either Moody's or Standard & Poor's, leaving investors with no objective measure by which to judge the Company's creditworthiness.

INTEREST RATE MIGHT NOT ADEQUATELY COMPENSATE YOU FOR RISK LEVEL: Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. That's why consumers generally pay one interest rate, large corporations pay a lower interest rate, and the Federal government (which can print money if necessary) pays the lowest rate of all. However, there is no guaranty that the interest rate we are paying you adequately compensates you for the risk.

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